SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____

SCHEDULE 13D
(Rule 13d-101)

**INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)**

(Amendment No.)[1]

Rogers Corporation
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

775133101
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

ANDREW FREEDMAN, ESQ.
MEAGAN REDA, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box £.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

---

[1]   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*).

1	NAME OF REPORTING PERSON STARBOARD VALUE LP	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,222,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,222,000
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,222,000	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%	
14	TYPE OF REPORTING PERSON PN	

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐	
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐	
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 737,990	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 737,990	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 737,990		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%		
14	TYPE OF REPORTING PERSON CO		

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 86,288
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 86,288
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,288	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON OO	

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 64,914	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 64,914	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,914		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON PN		

	1	NAME OF REPORTING PERSON STARBOARD VALUE R LP	
	2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
	3	SEC USE ONLY	
	4	SOURCE OF FUNDS OO	
	5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
	6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 64,914	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 64,914	
	10	SHARED DISPOSITIVE POWER - 0 -	
	11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,914	
	12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
	13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
	14	TYPE OF REPORTING PERSON PN	

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,808	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 36,808	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,808		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON PN		

1	NAME OF REPORTING PERSON STARBOARD VALUE L LP	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,808
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 36,808
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,808	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON PN	

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 101,722	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 101,722	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,722		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON OO		

1	NAME OF REPORTING PERSON STARBOARD X MASTER FUND LTD	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 168,651
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 168,651
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,651	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON CO	

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,222,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,222,000
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,222,000	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%	
14	TYPE OF REPORTING PERSON OO	

1	NAME OF REPORTING PERSON	
	STARBOARD PRINCIPAL CO LP	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS	
	OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	
	DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,222,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,222,000
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	
	1,222,000	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	
	6.5%	
14	TYPE OF REPORTING PERSON	
	PN	

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC			
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐ (b) ☐
3	SEC USE ONLY			
4	SOURCE OF FUNDS OO			
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE			
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,222,000		
	8	SHARED VOTING POWER - 0 -		
	9	SOLE DISPOSITIVE POWER 1,222,000		
	10	SHARED DISPOSITIVE POWER - 0 -		
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,222,000			
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%			
14	TYPE OF REPORTING PERSON OO			

1	NAME OF REPORTING PERSON JEFFREY C. SMITH		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER 1,222,000	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER 1,222,000	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,222,000		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON PETER A. FELD		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER 1,222,000	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER 1,222,000	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,222,000		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON JACQUES CROISETIÈRE	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS PF	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA, CANADA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 218
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 218
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON IN	

1	NAME OF REPORTING PERSON ARMAND F. LAUZON, JR.		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS PF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 1,000	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON GAVIN T. MOLINELLI	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%	
14	TYPE OF REPORTING PERSON IN	

CUSIP No. 775133101

1	NAME OF REPORTING PERSON SUSAN C. SCHNABEL		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS PF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 150	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 150	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON IN		

The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1.   Security and Issuer.

This statement relates to the Common Stock, par value $1.00 per share (the "Shares"), of Rogers Corporation, a Massachusetts corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2225 W. Chandler Blvd., Chandler, Arizona 85224.

Item 2.   Identity and Background.

(a)   This statement is filed by:

(i)   Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company ("Starboard V&O Fund"), with respect to the Shares directly and beneficially owned by it;

(ii)   Starboard Value and Opportunity S LLC, a Delaware limited liability company ("Starboard S LLC"), with respect to the Shares directly and beneficially owned by it;

(iii)   Starboard Value and Opportunity C LP, a Delaware limited partnership ("Starboard C LP"), with respect to the Shares directly and beneficially owned by it;

(iv)   Starboard Value R LP ("Starboard R LP"), as the general partner of Starboard C LP;

(v)   Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership ("Starboard L Master"), with respect to the Shares directly and beneficially owned by it;

(vi)   Starboard Value L LP ("Starboard L GP"), as the general partner of Starboard L Master;

(vii)   Starboard Value R GP LLC ("Starboard R GP"), as the general partner of Starboard R LP and Starboard L GP;

(viii) Starboard X Master Fund Ltd, a Cayman Islands exempted company ("Starboard X Master"), with respect to the Shares directly and beneficially owned by it;

(ix)   Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and of a certain managed account (the "Starboard Value LP Account") and the manager of Starboard S LLC;

(x)   Starboard Value GP LLC ("Starboard Value GP"), as the general partner of Starboard Value LP;

(xi)   Starboard Principal Co LP ("Principal Co"), as a member of Starboard Value GP;

(xii)   Starboard Principal Co GP LLC ("Principal GP"), as the general partner of Principal Co;

(xiii)   Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board of Directors of the Issuer (the "Board");

(xiv)   Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board;

(xv)   Jacques Croisetière, as a nominee for the Board;

(xvi)   Armand F. Lauzon, Jr., as a nominee for the Board;

(xvii)   Gavin T. Molinelli, as a nominee for the Board; and

(xviii)   Susan C. Schnabel, as a nominee for the Board.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)   The address of the principal office of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard R LP, Starboard L Master, Starboard L GP, Starboard R GP, Starboard X Master, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP and Mr. Molinelli is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of each of Messrs. Smith and Feld is c/o Starboard Value LP, 201 E Las Olas Boulevard, Suite 1000, Fort Lauderdale, Florida 33301. The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2. The principal business address of Mr. Croisetière is 3861 Partridge Pl S, Boynton Beach, Florida 33436. The principal business address of Mr. Lauzon is 512 Hobbs Creek Drive, Nashville, Tennessee 37215. The principal business address of Ms. Schnabel is 3303 FarView Drive, Austin, Texas 78730.

(c)   The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard L GP serves as the general partner of Starboard L Master. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. The principal occupation of Mr. Croisetière is serving as a professional director. The principal occupation of Mr. Lauzon is serving as a professional director. Mr. Molinelli serves as a Partner and Co-Portfolio Manager of Starboard Value LP. The principal occupation of Ms. Schnabel is serving as Co-Founder and Co-Managing Partner of aPriori Capital Partners, L.P.

21

(d)   No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Messrs. Smith, Feld, Croisetière, Lauzon and Molinelli and Ms. Schnabel are citizens of the United States of America. Mr. Croisetière is also a citizen of Canada. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.   Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 737,990 Shares beneficially owned by Starboard V&O Fund is approximately $93,363,639, excluding brokerage commissions. The aggregate purchase price of the 86,288 Shares beneficially owned by Starboard S LLC is approximately $10,914,701, excluding brokerage commissions. The aggregate purchase price of the 64,914 Shares beneficially owned by Starboard C LP is approximately $8,214,723, excluding brokerage commissions. The aggregate purchase price of the 36,808 Shares beneficially owned by Starboard L Master is approximately $4,658,975, excluding brokerage commissions. The aggregate purchase price of the 168,651 Shares beneficially owned by Starboard X Master is approximately $21,331,918, excluding brokerage commissions. The aggregate purchase price of the 127,349 Shares held in the Starboard Value LP Account is approximately $17,328,075, excluding brokerage commissions.

The Shares beneficially owned by Messrs. Croisetière and Lauzon and Ms. Schnabel were purchased in the open market with personal funds. The aggregate purchase price of the 218 Shares beneficially owned by Mr. Croisetière is approximately $24,896, excluding brokerage commissions. The aggregate purchase price of the 1,000 Shares beneficially owned by Mr. Lauzon is approximately $119,700, excluding brokerage commissions. The aggregate purchase price of the 150 Shares beneficially owned by Ms. Schnabel is approximately $17,002, excluding brokerage commissions.

Item 4.   Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

22

On December 15, 2022, Starboard V&O Fund (together with its affiliates, "Starboard") delivered a letter to the Issuer (the "Nomination Letter") nominating a slate of highly qualified director candidates, including Jacques Croisetière, Peter A. Feld, Armand F. Lauzon, Jr., Gavin T. Molinelli, Jeffrey C. Smith and Susan C. Schnabel (collectively, the "Nominees"), for election to the Board at the Issuer's 2023 annual meeting of shareholders (the "Annual Meeting"). Despite Starboard's inclusion in the Nomination Letter of three (3) individuals directly affiliated with Starboard, including Messrs. Feld, Molinelli and Smith, it currently intends to nominate only one (1) such individual for election to the Board at the Annual Meeting and as such, currently intends to withdraw the other two (2) Starboard representatives from its slate of Nominees prior to the filing of its definitive proxy materials for the Annual Meeting. As evidenced by their detailed biographies below, the Nominees have backgrounds spanning operations, finance, private equity, restructuring, specialty materials, advanced manufacturing, strategic transformation and public company governance. Starboard carefully selected this highly qualified slate of Nominees who collectively have substantial and highly successful experience in the specialty materials and advanced manufacturing sector, including decades of experience as senior executives and directors of well-performing technology, specialty materials and manufacturing companies.

Jacques Croisetière currently serves as a member of the Board of Directors of Arconic Corporation (NYSE:ARNC), an industrial company specializing in lightweight metals engineering and manufacturing, where he serves as Chair of each of the Audit and Finance Committee, since April 2020. Previously, Mr. Croisetière served as a director at Versum Materials Inc. (formerly NYSE:VSM), an electronic materials supplier, from October 2016 until October 2019, when the company was sold to Merck KGaA, Darmstadt, Germany (XFRA: MRK), a leading science and technology company. From August 2009 until his retirement in December 2012, Mr. Croisetière was Senior Executive Vice President and Chief Financial Officer of Bacardi Limited, one of the largest privately-held spirits companies in the world. Prior to that, he served as Executive Vice-President, Chief Financial Officer and Chief Strategy Officer at Rohm and Haas Company (formerly NYSE: ROH) ("R&H"), a global specialty materials portfolio that was acquired by The Dow Chemical Company (NYSE: DOW) in 2009, and also had additional operating responsibilities for the Salt and Powder Coatings businesses as well as Procurement, Corporate Business Development and Strategic Planning, from April 2003 to April 2009 and also served as Vice-President, European Region Director at R&H, from July 1999 to March 2003. Prior to R&H, Mr. Croisetière spent a total of eight years at Morton International, Inc., in various roles, from 1990 to 1997 and again from 1998 until it was acquired by R&H in 1999, including having served as Vice-President and General Manager in its Plastic Additives and Sealants division. Mr. Croisetière served as the Chief Financial Officer of Autoliv, Inc. (NYSE:ALV) and President of Autoliv North American Components, from May 1997 to July 1998. Mr. Croisetière holds a degree in Industrial Management from C.E.G.E.P. Ahuntsic, a degree in Accounting Science and a Bachelor of Science degree in Finance from University of Montreal, Hautes Etudes Commerciales.

Peter A. Feld is a Managing Member and Head of Research of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing primarily in publicly traded U.S. companies, a position he has held since April 2011. From November 2008 to April 2011, Mr. Feld served as a Managing Director of Ramius LLC and a Portfolio Manager of Ramius Value and Opportunity Master Fund Ltd. From February 2007 to November 2008, he served as a director at Ramius LLC. Mr. Feld currently serves on the Board of Directors of Green Dot Corporation (NYSE: GDOT), a leading digital bank and financial technology company, since March 2022, and Gen Digital Inc. (f/k/a NortonLifeLock Inc.) (NASDAQ: GEN), a cybersecurity software and services company, since September 2018. He previously served as Chair of the Board of Directors of GCP Technologies Inc. (NYSE: GCP), a leading specialty construction chemicals and building products company, from June 2020 until it was acquired by Compagnie de Saint-Gobain S.A. in September 2022, and as a member of the Board of Directors of each of Magellan Health, Inc. (formerly NASDAQ: MGLN), a healthcare company, from March 2019 until it was acquired by Centene Corporation in January 2022, AECOM (NYSE: ACM), a multinational infrastructure firm, from November 2019 to June 2020, Marvell Technology Group Ltd. (NASDAQ: MRVL), a leader in storage, networking and connectivity semiconductor solutions, from May 2016 to June 2018, The Brink's Company (NYSE: BCO), a global leader in security-related services, from January 2016 to November 2017, Insperity, Inc. (NYSE: NSP), an industry-leading HR services provider, from March 2015 to June 2017, Darden Restaurants, Inc. (NYSE: DRI), a full-service restaurant company, from October 2014 to September 2015, Tessera Technologies, Inc. (formerly NASDAQ: TSRA) (n/k/a Xperi Corporation), a leading product and technology licensing company, from June 2013 to April 2014, and Integrated Device Technology, Inc. (formerly NASDAQ: IDTI), a company that designed, developed, manufactured and marketed a range of semiconductor solutions for the advanced communications, computing and consumer industries, from June 2012 to February 2014. Mr. Feld received a BA in Economics from Tufts University.

Armand F. Lauzon, Jr. most recently served as President, Chief Executive Officer and as a director of C&D Technologies, Inc., a power conversion systems and electrical power storage company, from March 2015 to January 2020. Prior to that, Mr. Lauzon served as a chief executive officer and board member for three portfolio companies of The Carlyle Group Inc. (NASDAQ: CG), a private equity firm, from 2002 to 2014, including as Chief Executive Officer of Sequa Corporation ("Sequa"), a service provider to the aerospace and metal coating industries, from 2008 to 2014, Chief Operating Officer of Sequa, from July 2008 to December 2008, and a director, from 2007 to 2014. In addition, Mr. Lauzon served as Chief Executive Officer of Zekelman Industries Inc. (f/k/a J.M. Steel Group) ("Zekelman"), a metal tube and pipe manufacturer, from 2006 to 2008, and as Chief Executive Officer and director of Firth Rixon Limited, a precision metal component manufacturing company, from 2002 to 2005. Earlier in his career, Mr. Lauzon served as President of Wyman Gordon, a subsidiary of Precision Castparts Corporation, a provider of structural investment castings, forged components and airfoil castings for aircraft engines which was acquired by Berkshire Hathaway Inc. (NYSE: BRK), from 1999 to 2001. He began his career in a variety of operations positions in the Aircraft Engine Division of General Electric Company (NYSE: GE), from 1979 to 1985. Mr. Lauzon currently serves on the board of directors of Zekelman, since 2005, and Northwest Hardwoods Inc., a hardwood lumber manufacturing company, since 2021. He previously served on the board of directors of GCP Applied Technologies Inc. (NYSE: GCP), a construction products and technologies provider, from May 2020 until its acquisition by Compagnie de Saint-Gobain S.A. in September 2022. Mr. Lauzon received his MBA from the University of New Haven and a B.S. from the University of Massachusetts Boston.

Gavin T. Molinelli is a Partner and Co-Portfolio Manager of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing primarily in publicly traded U.S. companies. Prior to Starboard Value LP's formation in 2011, as part of the spin-off, Mr. Molinelli was a Director and an Investment Analyst at Ramius LLC for the funds that comprised the Value and Opportunity investment platform. Prior to joining Ramius LLC in October 2006, Mr. Molinelli was a member of the Technology Investment Banking group at Banc of America Securities LLC. Mr. Molinelli currently serves as Chair of the Board of Directors of Acacia Research Corporation (NASDAQ: ACTG), an intellectual property licensing company, since November 2022. Mr. Molinelli previously served on the Board of Directors of each of Forest City Realty Trust, Inc. (formerly NYSE: FCEA), a real estate investment trust, from April 2018 until its acquisition by Brookfield Asset Management Inc. (NYSE: BAM) in December 2018, Depomed, Inc. (n/k/a Assertio Therapeutics, Inc. (NASDAQ: ASRT)), a specialty pharmaceutical company, from March 2017 to August 2017 and Wausau Paper Corp. (formerly NYSE: WPP), a then leading provider of away from home towel and tissue products, from July 2014 until it was acquired by SCA Tissue North America LLC in January 2016. Mr. Molinelli also previously served on the Board of Directors of Actel Corporation (formerly NASDAQ: ACTL), a semiconductor company. Mr. Molinelli received a B.A. in Economics from Washington and Lee University.

Jeffrey C. Smith is a Managing Member, Chief Executive Officer and Chief Investment Officer of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing primarily in publicly traded U.S. companies. Prior to founding Starboard Value LP in April 2011, Mr. Smith was a Partner Managing Director of Ramius LLC ("Ramius"), a subsidiary of the Cowen Group, Inc. ("Cowen"), and the Chief Investment Officer of the Ramius Value and Opportunity Master Fund Ltd. Mr. Smith was also a member of Cowen's Operating Committee and Cowen's Investment Committee. Prior to joining Ramius in January 1998, he served as Vice President of Strategic Development of The Fresh Juice Company, Inc. (formerly NASDAQ: FRSH). He currently serves as the Chair of the Board of Directors of Papa John's International, Inc. (NASDAQ: PZZA), the world's third-largest pizza delivery company, since joining the Board of Directors in February 2019 and as a member of the Board of Directors of Cyxtera Technologies, Inc. (NYSE: CYXT) ("Cyxtera"), a provider of data center colocation, enterprise bare metal, and interconnectivity services from a footprint of sixty-two data centers around the world, since July 2021. Mr. Smith was formerly the Chair of the Board of Directors of Starboard Value Acquisition Corp. (formerly NASDAQ: SVAC), a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, from November 2019 until it merged with Cyxtera in July 2021; Advance Auto Parts, Inc. (NYSE: AAP), one of the largest retailers of automotive replacement parts and accessories in the United States, from May 2016 to May 2020; Darden Restaurants, Inc. (NYSE: DRI), a multi-brand restaurant operator, from October 2014 to April 2016; and Phoenix Technologies Ltd. (formerly NASDAQ: PTEC), a provider of core systems software products, services, and embedded technologies, from November 2009 until the sale of the company to Marlin Equity Partners in November 2010. In addition, Mr. Smith previously served on the Board of Directors of a number of public companies, including: Perrigo Company plc (NYSE; TASE: PRGO), a leading global healthcare company, from February 2017 to August 2019; Yahoo! Inc. (formerly NASDAQ: YHOO), a web services provider, from April 2016 until its operating business was sold to Verizon Communications Inc. in June 2017; Quantum Corporation (NASDAQ: QMCO) (formerly NYSE: QTM), a global expert in data protection and big data management, from May 2013 to May 2015; Office Depot, Inc. (formerly NYSE: ODP) (n/k/a The ODP Corporation) (NASDAQ: ODP), an office supply company, from August 2013 to September 2014; Regis Corporation (NASDAQ: RGS), a global leader in beauty salons, hair restoration centers and cosmetology education, from October 2011 until October 2013; Surmodics, Inc. (NASDAQ: SRDX), a leading provider of drug delivery and surface modification technologies to the healthcare industry, from January 2011 to August 2012; Zoran Corporation (formerly NASDAQ: ZRAN), a provider of digital solutions in the digital entertainment and digital imaging market, from March 2011 until its merger with CSR plc in August 2011; Actel Corporation (formerly NASDAQ: ACTL), a provider of power management solutions, from March 2009 until its sale to Microsemi Corporation in October 2010; Kensey Nash Corporation (formerly NASDAQ: KNSY), a medical technology company, from December 2007 to February 2009; S1 Corporation (formerly NASDAQ: SONE), a provider of customer interaction software for financial and payment services, from May 2006 to September 2008; and The Fresh Juice Company, Inc., from 1996 until its sale to the Saratoga Beverage Group, Inc. in 1998. Mr. Smith began his career in the Mergers and Acquisitions department at Société Générale. Mr. Smith graduated from The Wharton School of Business at The University of Pennsylvania, where he received a B.S. in Economics.

Susan C. Schnabel is the Co-Founder and Co-Managing Partner of aPriori Capital Partners L.P. ("aPriori Capital"), an independent leveraged buyout fund advisor created in connection with the spin-off of DLJ Merchant Banking Partners from Credit Suisse in 2014. Prior to forming aPriori Capital, Ms. Schnabel worked at Credit Suisse as a Managing Director in the Asset Management Division and Co-Head of DLJ Merchant Banking, from 1998 to 2014. Prior to that, Ms. Schnabel served as Chief Financial Officer of PetSmart, Inc. (formerly NASDAQ:PETM), a retail chain engaged in the sale of pet animal products and services. Currently, Ms. Schnabel serves as a member of the Board of Directors of ViewRay, Inc. (NASDAQ: VRAY), a healthcare services company, since March 2022, and on the Board of Directors of Altice USA, Inc. (NYSE: ATUS), an

American cable television provider, since June 2021, and as the Chair of the Audit Committee of Kayne Anderson BDC, LLC, a closed-end, non-diversified management investment company that qualifies as a business development company, since October 2020. She previously served as a member of the Board of Directors of each of Versum Materials, Inc. (formerly NYSE: VSM), a leading electronic materials company, from September 2016 until it was acquired by Merck KGaA, Darmstadt, Germany in October 2019, STR Holdings, Inc. (NYSE: STRI), a provider of encapsulants to the solar industry, from 2007 to 2014, Neiman Marcus, a luxury department store chain, from October 2010 to October 2013, Pinnacle Gas Resources, Inc. (formerly NASDAQ: PINN) (n/k/a Summit Gas Resources, Inc.), an independent energy company, from 2005 to 2011, Rockwood Holdings, Inc. (formerly NYSE: ROC), a performance additives and titanium dioxide business, from 2004 to 2009, and Shoppers Drug Mart Corporation (TSX: SC), a Canadian retail pharmacy chain, from 2001 to 2004. She has also served on a number of other boards, including Visant Corp, Jostens Inc, Arcade Bioplan, Merrill Corp. (n/k/a Datasite), Deffenbaugh Industries, DeCrane Aircraft Holdings, Inc., Enduring Resources, LLC, Laramie Energy LLC, Target Media Partners and Total Safety USA. Ms. Schnabel also serves as a Trustee of Cornell University (Finance Committee and Investment Committee), as a member of each of the California Institute of Technology - Investment Committee, the US Olympic & Paralympic Foundation Board of Directors - Finance Committee, and formerly served on the Board of Directors of the Los Angeles Music Center Foundation - Treasurer and Investment Committee. In addition, Ms. Schnabel recently completed her term on The Harvard Business School Alumni Advisory Board where she served on the Executive Committee. Ms. Schnabel received her B.S. in Chemical Engineering from Cornell University and her MBA from Harvard Business School.

Starboard intends to continue to engage in discussions with management and the Board of the Issuer regarding Board representation and the composition of the Issuer's Board, generally.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.   Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 18,811,874 Shares outstanding, as of November 4, 2022, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022.

A.   Starboard V&O Fund

    (a)   As of the close of business on February 6, 2023, Starboard V&O Fund beneficially owned 737,990 Shares.

                Percentage: Approximately 3.9%

    (b)   1. Sole power to vote or direct vote: 737,990
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 737,990
                4. Shared power to dispose or direct the disposition: 0

    (c)   The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

B.   Starboard S LLC

    (a)   As of the close of business on February 6, 2023, Starboard S LLC beneficially owned 86,288 Shares.

                Percentage: Less than 1%

    (b)   1. Sole power to vote or direct vote: 86,288
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 86,288
                4. Shared power to dispose or direct the disposition: 0

    (c)   The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

C.   Starboard C LP

    (a)   As of the close of business on February 6, 2023, Starboard C LP beneficially owned 64,914 Shares.

                Percentage: Less than 1%

    (b)   1. Sole power to vote or direct vote: 64,914
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 64,914
                4. Shared power to dispose or direct the disposition: 0

    (c)   The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

D.   Starboard R LP

    (a)   As of close of business on February 6, 2023, Starboard R LP may be deemed the beneficial owner of 64,914 Shares owned by Starboard C LP.

                Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 64,914
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 64,914
4. Shared power to dispose or direct the disposition: 0

(c)   Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

E.   Starboard L Master

(a)   As of the close of business on February 6, 2023, Starboard L Master beneficially owned 36,808 Shares.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 36,808
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 36,808
4. Shared power to dispose or direct the disposition: 0

(c)   The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

F.   Starboard L GP

(a)   Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 36,808 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 36,808
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 36,808
4. Shared power to dispose or direct the disposition: 0

(c)   Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

G.   Starboard R GP

(a)   Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 64,914 Shares owned by Starboard C LP and (ii) 36,808 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 101,722
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 101,722
4. Shared power to dispose or direct the disposition: 0

(c)   Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

H.   Starboard X Master

(a)   As of the close of business on February 6, 2023, Starboard X Master beneficially owned 168,651 Shares.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 168,651
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 168,651
4. Shared power to dispose or direct the disposition: 0

(c)   The transactions in the Shares by Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

I.   Starboard Value LP

(a)   As of the close of business on February 6, 2023, 127,349 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 737,990 Shares owned by Starboard V&O Fund, (ii) 86,288 Shares owned by Starboard S LLC, (iii) 64,914 Shares owned by Starboard C LP, (iv) 36,808 Shares owned by Starboard L Master, (v) 168,651 Shares owned by Starboard X Master and (vi) 127,349 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.5%

(b)   1. Sole power to vote or direct vote: 1,222,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,222,000
4. Shared power to dispose or direct the disposition: 0

(c)   The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

J.   Starboard Value GP

(a)   Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 737,990 Shares owned by Starboard V&O Fund, (ii) 86,288 Shares owned by Starboard S LLC, (iii) 64,914 Shares owned by Starboard C LP, (iv) 36,808 Shares owned by Starboard L Master, (v) 168,651 Shares owned by Starboard X Master and (vi) 127,349 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.5%

(b)   1. Sole power to vote or direct vote: 1,222,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,222,000
4. Shared power to dispose or direct the disposition: 0

(c)   Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

K.   Principal Co

(a)   Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 737,990 Shares owned by Starboard V&O Fund, (ii) 86,288 Shares owned by Starboard S LLC, (iii) 64,914 Shares owned by Starboard C LP, (iv) 36,808 Shares owned by Starboard L Master, (v) 168,651 Shares owned by Starboard X Master and (vi) 127,349 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.5%

(b)   1. Sole power to vote or direct vote: 1,222,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,222,000
4. Shared power to dispose or direct the disposition: 0

(c)   Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference

L.   Principal GP

(a)   Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of (i) 737,990 Shares owned by Starboard V&O Fund, (ii) 86,288 Shares owned by Starboard S LLC, (iii) 64,914 Shares owned by Starboard C LP, (iv) 36,808 Shares owned by Starboard L Master, (v) 168,651 Shares owned by Starboard X Master and (vi) 127,349 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.5%

(b)   1. Sole power to vote or direct vote: 1,222,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,222,000
4. Shared power to dispose or direct the disposition: 0

(c)   Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference

M. Messrs. Smith and Feld

   (a) Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 737,990 Shares owned by Starboard V&O Fund, (ii) 86,288 Shares owned by Starboard S LLC, (iii) 64,914 Shares owned by Starboard C LP, (iv) 36,808 Shares owned by Starboard L Master, (v) 168,651 Shares owned by Starboard X Master and (vi) 127,349 Shares held in the Starboard Value LP Account.

   Percentage: Approximately 6.5%

   (b) 1. Sole power to vote or direct vote: 0
        2. Shared power to vote or direct vote: 1,222,000
        3. Sole power to dispose or direct the disposition: 0
        4. Shared power to dispose or direct the disposition: 1,222,000

   (c) None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

N. Mr. Croisetière

   (a) As of the close of business on February 6, 2023, Mr. Croisetière beneficially owned 218 Shares.

   Percentage: Less than 1%

   (b) 1. Sole power to vote or direct vote: 218
        2. Shared power to vote or direct vote: 0
        3. Sole power to dispose or direct the disposition: 218
        4. Shared power to dispose or direct the disposition: 0

   (c) The transaction in the Shares by Mr. Croisetière during the past sixty days is set forth on Schedule B and is incorporated herein by reference.

O. Mr. Lauzon

   (a) As of the close of business on February 6, 2023, Mr. Lauzon beneficially owned 1,000 Shares.

   Percentage: Less than 1%

   (b) 1. Sole power to vote or direct vote: 1,000
        2. Shared power to vote or direct vote: 0
        3. Sole power to dispose or direct the disposition: 1,000
        4. Shared power to dispose or direct the disposition: 0

(c)   The transaction in the Shares by Mr. Lauzon during the past sixty days is set forth on Schedule B and is incorporated herein by reference.

P.   Mr. Molinelli

(a)   As of the close of business on February 6, 2023, Mr. Molinelli did not own any Shares.

Percentage: 0%

(b)   1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)   Mr. Molinelli has not entered into any transactions in the Shares during the past sixty days.

Q.   Ms. Schnabel

(a)   As of the close of business on February 6, 2023, Ms. Schnabel beneficially owned 150 Shares.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 150
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 150
4. Shared power to dispose or direct the disposition: 0

(c)   The transactions in the Shares by Ms. Schnabel during the past sixty days are set forth on Schedule B and are incorporated herein by reference.

Each Reporting Person, as a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

(d)   No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)   Not applicable.

Item 6.   <u>Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer</u>.

On December 15, 2022, the Reporting Persons entered into a Group Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer in the event that the group becomes obligated to file a statement on Schedule 13D, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the "Solicitation"), (c) each of the Nominees (other than Messrs. Feld, Molinelli and Smith) agreed that he or she will not undertake or effect any purchase, sale, acquisition or disposition of any securities of the Issuer without the prior written consent of Starboard, and (d) Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP through the Starboard Value Account agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Starboard has signed separate letter agreements (the "Indemnification Letter Agreements") with each of the Nominees (other than Messrs. Feld, Smith and Molinelli) pursuant to which it has agreed to indemnify such Nominees against certain claims arising from the Solicitation and any related transactions. A form of the Indemnification Letter Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Starboard has signed compensation letter agreements (the "Compensation Letter Agreements") with each of the Nominees (other than Messrs. Feld, Smith and Molinelli), pursuant to which it has agreed to pay each of such Nominees: (i) $25,000 in cash as a result of the submission by Starboard of its nomination of such Nominee to the Issuer and (ii) $25,000 in cash upon the filing by Starboard of a definitive proxy statement with the SEC relating to the Solicitation. Pursuant to the Compensation Letter Agreements, each of such Nominees has agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the "Nominee Shares"), subject to Starboard's right to waive the requirement to purchase the Nominee Shares. Pursuant to the Compensation Letter Agreements, each of such Nominees has agreed not to sell, transfer or otherwise dispose of any Nominee Shares until the earliest to occur of (i) the Issuer's appointment or nomination of such Nominee as a director of the Issuer, (ii) the date of any agreement with the Issuer in furtherance of such Nominee's nomination or appointment as a director of the Issuer, (iii) Starboard's withdrawal of its nomination of such Nominee for election as a director of the Issuer, and (iv) the date of the Annual Meeting; provided, however, in the event that the Issuer enters into a business combination with a third party, each of such Nominees, may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination. A form of the Compensation Letter Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer

Item 7.   Material to be Filed as Exhibits.

99.1   Group Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld, Jacques Croisetière, Armand F. Lauzon, Jr., Gavin T. Molinelli and Susan C. Schnabel, dated December 15, 2022.

99.2   Form of Indemnification Letter Agreement.

99.2   Form of Compensation Letter Agreement.

99.4   Powers of Attorney.

<u>SIGNATURES</u>

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2023

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
    its investment manager
	STARBOARD VALUE L LP
	By: Starboard Value R GP LLC,
	    its general partner

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
    its manager
	STARBOARD X MASTER FUND LTD
	By: Starboard Value LP,
	    its investment manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
    its general partner
	STARBOARD VALUE LP
	By: Starboard Value GP LLC,
	    its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
    its general partner
	STARBOARD VALUE GP LLC
	By: Starboard Principal Co LP,
	    its member

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
By: Starboard Value L LP,
    its general partner
	STARBOARD PRINCIPAL CO LP
	By: Starboard Principal Co GP LLC,
	    its general partner

	STARBOARD PRINCIPAL CO GP LLC
	STARBOARD VALUE R GP LLC

By: /s/ Jeffrey C. Smith
_____
        Name: Jeffrey C. Smith
        Title: Authorized Signatory

/s/ Jeffrey C. Smith
_____
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld, Jacques Croisetière, Armand F. Lauzon, Jr., Gavin T. Molinelli and Susan C. Schnabel

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd and Starboard X Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada
Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	777 Third Avenue, 18th Floor New York, New York 10017	United States of America
Alaina Danley Director	Managing Director of Waystone Governance Ltd.	Waystone Governance Ltd. Suite 5B201, 2nd Floor One Nexus Way P.O. Box 2587 Grand Cayman Cayman Islands, KY1-1103	Cayman Islands

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale
STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD			
Sale of Common Stock	(30,203)	121.8597	12/09/2022
Purchase of Forward Contract	30,203	121.9478	12/09/2022
Purchase of Common Stock	2,050	119.1800	12/12/2022
Purchase of Common Stock	2,050	119.1800	12/12/2022
Sale of Common Stock	(30,203)	119.9690	12/12/2022
Purchase of Forward Contract	30,203	120.0412	12/12/2022
Purchase of Common Stock	17,161	119.9176	12/12/2022
Purchase of Common Stock	17,161	119.9176	12/12/2022
Purchase of Common Stock	15,075	120.0202	12/12/2022
Purchase of Common Stock	15,075	120.0202	12/12/2022
Purchase of Common Stock	85	120.3857	12/13/2022
Purchase of Common Stock	84	120.3857	12/13/2022
Sale of Common Stock	(30,173)	120.7207	12/13/2022
Purchase of Forward Contract	30,173	120.8954	12/13/2022
Purchase of Common Stock	30,150	121.3865	12/13/2022
Purchase of Common Stock	30,150	121.3865	12/13/2022
Sale of Common Stock	(60,327)	122.5585	12/14/2022
Purchase of Forward Contract	60,327	122.6214	12/14/2022
Purchase of Common Stock	15,075	122.3486	12/14/2022
Purchase of Common Stock	15,075	122.3486	12/14/2022
Sale of Common Stock	(60,320)	117.6094	12/15/2022
Purchase of Forward Contract	60,320	117.7834	12/15/2022
Purchase of Common Stock	15,075	117.6262	12/15/2022
Purchase of Common Stock	15,076	117.6262	12/15/2022
Sale of Common Stock	(59,918)	116.1280	12/16/2022
Sale of Common Stock	(29,752)	116.1280	12/16/2022
Purchase of Forward Contract	89,670	116.2896	12/16/2022
Purchase of Common Stock	1,508	114.0000	12/21/2022
Purchase of Common Stock	1,507	114.0000	12/21/2022
Purchase of Common Stock	7,538	113.8543	12/21/2022
Purchase of Common Stock	7,537	113.8543	12/21/2022
Purchase of Common Stock	6,029	112.7453	12/22/2022
Purchase of Common Stock	6,031	112.7453	12/22/2022
Purchase of Common Stock	8,291	113.8595	12/28/2022
Purchase of Common Stock	8,291	113.8595	12/28/2022
Sale of Common Stock	(15,075)	113.9147	12/28/2022
Sale of Common Stock	(15,075)	113.9147	12/28/2022
Purchase of Forward Contract	30,150	114.0064	12/28/2022
Purchase of Common Stock	6,784	113.6621	12/28/2022
Purchase of Common Stock	6,784	113.6621	12/28/2022
Sale of Common Stock	(15,075)	119.9394	12/29/2022
Sale of Common Stock	(15,075)	119.9394	12/29/2022
Purchase of Forward Contract	30,150	120.0925	12/29/2022
Purchase of Common Stock	8,498	126.9407	01/12/2023
Purchase of Common Stock	8,498	126.9407	01/12/2023
Purchase of Common Stock	2,428	130.6800	01/13/2023
Purchase of Common Stock	2,428	130.6800	01/13/2023
Purchase of Common Stock	3,187	130.0392	01/13/2023
Purchase of Common Stock	3,187	130.0392	01/13/2023
Purchase of Common Stock	6,828	130.0253	01/13/2023
Purchase of Common Stock	6,828	130.0253	01/13/2023
Purchase of Common Stock	911	128.9747	01/17/2023
Purchase of Common Stock	910	128.9747	01/17/2023
Purchase of Common Stock	6,070	129.2781	01/17/2023
Purchase of Common Stock	6,070	129.2781	01/17/2023
Purchase of Common Stock	15,175	130.0472	01/18/2023
Purchase of Common Stock	15,175	130.0472	01/18/2023
Purchase of Common Stock	10,441	129.9028	01/19/2023
Purchase of Common Stock	10,440	129.9028	01/19/2023
Purchase of Common Stock	7,466	132.1503	01/23/2023
Purchase of Common Stock	7,466	132.1503	01/23/2023
Purchase of Common Stock	7,587	132.1173	01/23/2023
Purchase of Common Stock	7,588	132.1173	01/23/2023
Purchase of Common Stock	9,105	131.5493	01/24/2023
Purchase of Common Stock	9,105	131.5493	01/24/2023
Purchase of Common Stock	8,195	131.3619	01/25/2023
Purchase of Common Stock	8,194	131.3619	01/25/2023

Purchase of Common Stock	7,193	132.3247	01/25/2023
Purchase of Common Stock	7,193	132.3247	01/25/2023
Purchase of Common Stock	698	133.7502	01/25/2023
Purchase of Common Stock	698	133.7502	01/25/2023
Purchase of Common Stock	6,070	134.5931	01/26/2023
Purchase of Common Stock	6,070	134.5931	01/26/2023
Purchase of Common Stock	7,588	135.9997	01/27/2023
Purchase of Common Stock	7,587	135.9997	01/27/2023
Purchase of Common Stock	5,463	136.3105	01/30/2023
Purchase of Common Stock	5,463	136.3105	01/30/2023
Purchase of Common Stock	1,039	136.3271	01/30/2023
Purchase of Common Stock	1,039	136.3271	01/30/2023
Purchase of Common Stock	7,618	136.4105	01/30/2023
Purchase of Common Stock	7,618	136.4105	01/30/2023
Purchase of Common Stock	6,219	136.0275	01/30/2023
Purchase of Common Stock	6,219	136.0275	01/30/2023
Purchase of Common Stock	3,946	138.5583	01/31/2023
Purchase of Common Stock	3,945	138.5583	01/31/2023
Purchase of Common Stock	1,821	137.8270	01/31/2023
Purchase of Common Stock	1,821	137.8270	01/31/2023
Purchase of Common Stock	1,441	136.9830	02/01/2023
Purchase of Common Stock	1,441	136.9830	02/01/2023
Purchase of Common Stock	42,807	142.3751	02/02/2023
Purchase of Common Stock	42,807	142.3751	02/02/2023
Exercise of Forward Contract	381,906	118.9116	02/02/2023

STARBOARD VALUE AND OPPORTUNITY S LLC

Sale of Common Stock	(3,541)	121.8597	12/09/2022
Purchase of Forward Contract	3,541	121.9478	12/09/2022
Purchase of Common Stock	483	119.1800	12/12/2022
Sale of Common Stock	(3,541)	119.9690	12/12/2022
Purchase of Forward Contract	3,541	120.0412	12/12/2022
Purchase of Common Stock	4,041	119.9176	12/12/2022
Purchase of Common Stock	3,550	120.0202	12/12/2022
Purchase of Common Stock	20	120.3857	12/13/2022
Sale of Common Stock	(3,546)	120.7207	12/13/2022
Purchase of Forward Contract	3,546	120.8954	12/13/2022
Purchase of Common Stock	7,100	121.3865	12/13/2022
Sale of Common Stock	(7,095)	122.5585	12/14/2022
Purchase of Forward Contract	7,095	122.6214	12/14/2022
Purchase of Common Stock	3,550	122.3486	12/14/2022
Sale of Common Stock	(7,096)	117.6094	12/15/2022
Purchase of Forward Contract	7,096	117.7834	12/15/2022
Purchase of Common Stock	3,550	117.6262	12/15/2022
Sale of Common Stock	(10,611)	116.1280	12/16/2022
Purchase of Forward Contract	10,611	116.2896	12/16/2022
Purchase of Common Stock	355	114.0000	12/21/2022
Purchase of Common Stock	1,775	113.8543	12/21/2022
Purchase of Common Stock	1,420	112.7453	12/22/2022
Purchase of Common Stock	1,953	113.8595	12/28/2022
Sale of Common Stock	(3,550)	113.9147	12/28/2022
Purchase of Forward Contract	3,550	114.0064	12/28/2022
Purchase of Common Stock	1,597	113.6621	12/28/2022
Sale of Common Stock	(3,550)	119.9394	12/29/2022
Purchase of Forward Contract	3,550	120.0925	12/29/2022
Purchase of Common Stock	1,960	126.9407	01/12/2023
Purchase of Common Stock	560	130.6800	01/13/2023
Purchase of Common Stock	735	130.0392	01/13/2023
Purchase of Common Stock	1,575	130.0253	01/13/2023
Purchase of Common Stock	210	128.9747	01/17/2023
Purchase of Common Stock	1,400	129.2781	01/17/2023
Purchase of Common Stock	3,500	130.0472	01/18/2023
Purchase of Common Stock	2,408	129.9028	01/19/2023
Purchase of Common Stock	1,722	132.1503	01/23/2023
Purchase of Common Stock	1,750	132.1173	01/23/2023
Purchase of Common Stock	2,100	131.5493	01/24/2023
Purchase of Common Stock	1,890	131.3619	01/25/2023
Purchase of Common Stock	1,659	132.3247	01/25/2023
Purchase of Common Stock	161	133.7502	01/25/2023
Purchase of Common Stock	1,400	134.5931	01/26/2023
Purchase of Common Stock	1,750	135.9997	01/27/2023
Purchase of Common Stock	1,260	136.3105	01/30/2023
Purchase of Common Stock	240	136.3271	01/30/2023
Purchase of Common Stock	1,757	136.4105	01/30/2023
Purchase of Common Stock	1,434	136.0275	01/30/2023
Purchase of Common Stock	910	138.5583	01/31/2023
Purchase of Common Stock	420	137.8270	01/31/2023
Purchase of Common Stock	342	136.9830	02/01/2023
Purchase of Common Stock	10,165	142.3751	02/02/2023
Exercise of Forward Contract	44,980	118.9027	02/02/2023

STARBOARD VALUE AND OPPORTUNITY C LP

Sale of Common Stock	(2,643)	121.8597	12/09/2022
Purchase of Forward Contract	2,643	121.9478	12/09/2022
Purchase of Common Stock	361	119.1800	12/12/2022
Sale of Common Stock	(2,643)	119.9690	12/12/2022
Purchase of Forward Contract	2,643	120.0412	12/12/2022
Purchase of Common Stock	3,017	119.9176	12/12/2022
Purchase of Common Stock	2,650	120.0202	12/12/2022
Purchase of Common Stock	15	120.3857	12/13/2022
Sale of Common Stock	(2,647)	120.7207	12/13/2022
Purchase of Forward Contract	2,647	120.8954	12/13/2022
Purchase of Common Stock	5,300	121.3865	12/13/2022
Sale of Common Stock	(5,297)	122.5585	12/14/2022
Purchase of Forward Contract	5,297	122.6214	12/14/2022
Purchase of Common Stock	2,650	122.3486	12/14/2022
Sale of Common Stock	(5,297)	117.6094	12/15/2022
Purchase of Forward Contract	5,297	117.7834	12/15/2022
Purchase of Common Stock	2,649	117.6262	12/15/2022
Sale of Common Stock	(7,920)	116.1280	12/16/2022
Purchase of Forward Contract	7,920	116.2896	12/16/2022
Purchase of Common Stock	265	114.0000	12/21/2022
Purchase of Common Stock	1,325	113.8543	12/21/2022
Purchase of Common Stock	1,060	112.7453	12/22/2022
Purchase of Common Stock	1,458	113.8595	12/28/2022
Sale of Common Stock	(2,650)	113.9147	12/28/2022
Purchase of Forward Contract	2,650	114.0064	12/28/2022
Purchase of Common Stock	1,192	113.6621	12/28/2022
Sale of Common Stock	(2,650)	119.9394	12/29/2022
Purchase of Forward Contract	2,650	120.0925	12/29/2022
Purchase of Common Stock	1,484	126.9407	01/12/2023
Purchase of Common Stock	424	130.6800	01/13/2023
Purchase of Common Stock	557	130.0392	01/13/2023
Purchase of Common Stock	1,193	130.0253	01/13/2023
Purchase of Common Stock	159	128.9747	01/17/2023
Purchase of Common Stock	1,060	129.2781	01/17/2023
Purchase of Common Stock	2,650	130.0472	01/18/2023
Purchase of Common Stock	1,823	129.9028	01/19/2023
Purchase of Common Stock	1,304	132.1503	01/23/2023
Purchase of Common Stock	1,325	132.1173	01/23/2023
Purchase of Common Stock	1,590	131.5493	01/24/2023
Purchase of Common Stock	1,431	131.3619	01/25/2023
Purchase of Common Stock	1,256	132.3247	01/25/2023
Purchase of Common Stock	122	133.7502	01/25/2023
Purchase of Common Stock	1,060	134.5931	01/26/2023
Purchase of Common Stock	1,325	135.9997	01/27/2023
Purchase of Common Stock	954	136.3105	01/30/2023
Purchase of Common Stock	181	136.3271	01/30/2023
Purchase of Common Stock	1,330	136.4105	01/30/2023
Purchase of Common Stock	1,086	136.0275	01/30/2023
Purchase of Common Stock	689	138.5583	01/31/2023
Purchase of Common Stock	318	137.8270	01/31/2023
Purchase of Common Stock	260	136.9830	02/01/2023
Purchase of Common Stock	7,731	142.3751	02/02/2023
Exercise of Forward Contract	33,602	118.8922	02/02/2023

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Sale of Common Stock	(1,496)	121.8597	12/09/2022
Purchase of Forward Contract	1,496	121.9478	12/09/2022
Purchase of Common Stock	204	119.1800	12/12/2022
Sale of Common Stock	(1,496)	119.9690	12/12/2022
Purchase of Forward Contract	1,496	120.0412	12/12/2022
Purchase of Common Stock	1,708	119.9176	12/12/2022
Purchase of Common Stock	1,500	120.0202	12/12/2022
Purchase of Common Stock	8	120.3857	12/13/2022
Sale of Common Stock	(1,498)	120.7207	12/13/2022
Purchase of Forward Contract	1,498	120.8954	12/13/2022
Purchase of Common Stock	3,000	121.3865	12/13/2022
Sale of Common Stock	(2,998)	122.5585	12/14/2022
Purchase of Forward Contract	2,998	122.6214	12/14/2022
Purchase of Common Stock	1,500	122.3486	12/14/2022
Sale of Common Stock	(2,999)	117.6094	12/15/2022
Purchase of Forward Contract	2,999	117.7834	12/15/2022
Purchase of Common Stock	1,500	117.6262	12/15/2022
Sale of Common Stock	(4,483)	116.1280	12/16/2022
Purchase of Forward Contract	4,483	116.2896	12/16/2022
Purchase of Common Stock	150	114.0000	12/21/2022
Purchase of Common Stock	750	113.8543	12/21/2022
Purchase of Common Stock	600	112.7453	12/22/2022
Purchase of Common Stock	825	113.8595	12/28/2022
Sale of Common Stock	(1,500)	113.9147	12/28/2022
Purchase of Forward Contract	1,500	114.0064	12/28/2022
Purchase of Common Stock	675	113.6621	12/28/2022
Sale of Common Stock	(1,500)	119.9394	12/29/2022
Purchase of Forward Contract	1,500	120.0925	12/29/2022
Purchase of Common Stock	840	126.9407	01/12/2023
Purchase of Common Stock	240	130.6800	01/13/2023
Purchase of Common Stock	315	130.0392	01/13/2023
Purchase of Common Stock	675	130.0253	01/13/2023
Purchase of Common Stock	90	128.9747	01/17/2023
Purchase of Common Stock	600	129.2781	01/17/2023
Purchase of Common Stock	1,500	130.0472	01/18/2023
Purchase of Common Stock	1,032	129.9028	01/19/2023
Purchase of Common Stock	738	132.1503	01/23/2023
Purchase of Common Stock	750	132.1173	01/23/2023
Purchase of Common Stock	900	131.5493	01/24/2023
Purchase of Common Stock	810	131.3619	01/25/2023
Purchase of Common Stock	711	132.3247	01/25/2023
Purchase of Common Stock	69	133.7502	01/25/2023
Purchase of Common Stock	600	134.5931	01/26/2023
Purchase of Common Stock	750	135.9997	01/27/2023
Purchase of Common Stock	540	136.3105	01/30/2023
Purchase of Common Stock	103	136.3271	01/30/2023
Purchase of Common Stock	753	136.4105	01/30/2023
Purchase of Common Stock	615	136.0275	01/30/2023
Purchase of Common Stock	390	138.5583	01/31/2023
Purchase of Common Stock	180	137.8270	01/31/2023
Purchase of Common Stock	149	136.9830	02/01/2023
Purchase of Common Stock	4,438	142.3751	02/02/2023
Exercise of Forward Contract	19,020	118.8920	02/02/2023

STARBOARD X MASTER FUND LTD

Sale of Common Stock	(6,931)	121.8597	12/09/2022
Purchase of Forward Contract	6,931	121.9478	12/09/2022
Purchase of Common Stock	945	119.1800	12/12/2022
Sale of Common Stock	(6,931)	119.9690	12/12/2022
Purchase of Forward Contract	6,931	120.0412	12/12/2022
Purchase of Common Stock	7,912	119.9176	12/12/2022
Purchase of Common Stock	6,950	120.0202	12/12/2022
Purchase of Common Stock	39	120.3857	12/13/2022
Sale of Common Stock	(6,942)	120.7207	12/13/2022
Purchase of Forward Contract	6,942	120.8954	12/13/2022
Purchase of Common Stock	13,900	121.3865	12/13/2022
Sale of Common Stock	(13,890)	122.5585	12/14/2022
Purchase of Forward Contract	13,890	122.6214	12/14/2022
Purchase of Common Stock	6,950	122.3486	12/14/2022
Sale of Common Stock	(13,893)	117.6094	12/15/2022
Purchase of Forward Contract	13,893	117.7834	12/15/2022
Purchase of Common Stock	6,950	117.6262	12/15/2022
Sale of Common Stock	(20,774)	116.1280	12/16/2022
Purchase of Forward Contract	20,774	116.2896	12/16/2022
Purchase of Common Stock	695	114.0000	12/21/2022
Purchase of Common Stock	3,475	113.8543	12/21/2022
Purchase of Common Stock	2,780	112.7453	12/22/2022
Purchase of Common Stock	3,822	113.8595	12/28/2022
Sale of Common Stock	(6,950)	113.9147	12/28/2022
Purchase of Forward Contract	6,950	114.0064	12/28/2022
Purchase of Common Stock	3,128	113.6621	12/28/2022
Sale of Common Stock	(6,950)	119.9394	12/29/2022
Purchase of Forward Contract	6,950	120.0925	12/29/2022
Purchase of Common Stock	3,808	126.9407	01/12/2023
Purchase of Common Stock	1,088	130.6800	01/13/2023
Purchase of Common Stock	1,428	130.0392	01/13/2023
Purchase of Common Stock	3,060	130.0253	01/13/2023
Purchase of Common Stock	408	128.9747	01/17/2023
Purchase of Common Stock	2,720	129.2781	01/17/2023
Purchase of Common Stock	6,800	130.0472	01/18/2023
Purchase of Common Stock	4,678	129.9028	01/19/2023
Purchase of Common Stock	3,346	132.1503	01/23/2023
Purchase of Common Stock	3,400	132.1173	01/23/2023
Purchase of Common Stock	4,080	131.5493	01/24/2023
Purchase of Common Stock	3,672	131.3619	01/25/2023
Purchase of Common Stock	3,224	132.3247	01/25/2023
Purchase of Common Stock	312	133.7502	01/25/2023
Purchase of Common Stock	2,720	134.5931	01/26/2023
Purchase of Common Stock	3,400	135.9997	01/27/2023
Purchase of Common Stock	2,448	136.3105	01/30/2023
Purchase of Common Stock	465	136.3271	01/30/2023
Purchase of Common Stock	3,414	136.4105	01/30/2023
Purchase of Common Stock	2,786	136.0275	01/30/2023
Purchase of Common Stock	1,768	138.5583	01/31/2023
Purchase of Common Stock	816	137.8270	01/31/2023
Purchase of Common Stock	675	136.9830	02/01/2023
Purchase of Common Stock	20,044	142.3751	02/02/2023
Exercise of Forward Contract	88,091	118.8974	02/02/2023

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

Sale of Common Stock	(5,186)	121.8597	12/09/2022
Purchase of Forward Contract	5,186	121.9478	12/09/2022
Purchase of Common Stock	707	119.1800	12/12/2022
Sale of Common Stock	(5,186)	119.9690	12/12/2022
Purchase of Forward Contract	5,186	120.0412	12/12/2022
Purchase of Common Stock	5,920	119.9176	12/12/2022
Purchase of Common Stock	5,200	120.0202	12/12/2022
Purchase of Common Stock	29	120.3857	12/13/2022
Sale of Common Stock	(5,194)	120.7207	12/13/2022
Purchase of Forward Contract	5,194	120.8954	12/13/2022
Purchase of Common Stock	10,400	121.3865	12/13/2022
Sale of Common Stock	(10,393)	122.5585	12/14/2022
Purchase of Forward Contract	10,393	122.6214	12/14/2022
Purchase of Common Stock	5,200	122.3486	12/14/2022
Sale of Common Stock	(10,395)	117.6094	12/15/2022
Purchase of Forward Contract	10,395	117.7834	12/15/2022
Purchase of Common Stock	5,200	117.6262	12/15/2022
Sale of Common Stock	(15,542)	116.1280	12/16/2022
Purchase of Forward Contract	15,542	116.2896	12/16/2022
Purchase of Common Stock	520	114.0000	12/21/2022
Purchase of Common Stock	2,600	113.8543	12/21/2022
Purchase of Common Stock	2,080	112.7453	12/22/2022
Purchase of Common Stock	2,860	113.8595	12/28/2022
Sale of Common Stock	(5,200)	113.9147	12/28/2022
Purchase of Forward Contract	5,200	114.0064	12/28/2022
Purchase of Common Stock	2,340	113.6621	12/28/2022
Sale of Common Stock	(5,200)	119.9394	12/29/2022
Purchase of Forward Contract	5,200	120.0925	12/29/2022
Purchase of Common Stock	2,912	126.9407	01/12/2023
Purchase of Common Stock	832	130.6800	01/13/2023
Purchase of Common Stock	1,092	130.0392	01/13/2023
Purchase of Common Stock	2,340	130.0253	01/13/2023
Purchase of Common Stock	312	128.9747	01/17/2023
Purchase of Common Stock	2,080	129.2781	01/17/2023
Purchase of Common Stock	5,200	130.0472	01/18/2023
Purchase of Common Stock	3,578	129.9028	01/19/2023
Purchase of Common Stock	2,558	132.1503	01/23/2023
Purchase of Common Stock	2,600	132.1173	01/23/2023
Purchase of Common Stock	3,120	131.5493	01/24/2023
Purchase of Common Stock	2,808	131.3619	01/25/2023
Purchase of Common Stock	2,465	132.3247	01/25/2023
Purchase of Common Stock	239	133.7502	01/25/2023
Purchase of Common Stock	2,080	134.5931	01/26/2023
Purchase of Common Stock	2,600	135.9997	01/27/2023
Purchase of Common Stock	1,872	136.3105	01/30/2023
Purchase of Common Stock	356	136.3271	01/30/2023
Purchase of Common Stock	2,610	136.4105	01/30/2023
Purchase of Common Stock	2,131	136.0275	01/30/2023
Purchase of Common Stock	1,352	138.5583	01/31/2023
Purchase of Common Stock	624	137.8270	01/31/2023
Purchase of Common Stock	511	136.9830	02/01/2023
Purchase of Common Stock	15,176	142.3751	02/02/2023
Exercise of Forward Contract	65,901	137.2830	02/02/2023

JACQUES CROISETIÈRE

Purchase of Common Stock	218	114.2000	12/20/2022

ARMAND F. LAUZON, JR.

Purchase of Common Stock	1,000	119.7000	01/03/2023

SUSAN C. SCHNABEL

Purchase of Common Stock	100	113.3496	12/20/2022
Purchase of Common Stock	16	113.3400	12/20/2022
Purchase of Common Stock	34	113.3500	12/20/2022

GROUP AGREEMENT

WHEREAS, certain of the undersigned are shareholders, direct or beneficial, of Rogers Corporation, a Massachusetts corporation (the "Company");

WHEREAS, Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company ("Starboard V&O Fund"), Starboard Value and Opportunity S LLC, a Delaware limited liability company ("Starboard S LLC"), Starboard Value and Opportunity C LP, a Delaware limited partnership ("Starboard C LP"), Starboard Value R LP, a Delaware limited partnership, Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership ("Starboard L Master"), Starboard Value L LP, a Delaware limited partnership, Starboard Value R GP LLC, a Delaware limited liability company, Starboard X Master Fund Ltd, a Cayman Islands exempted company ("Starboard X Master"), Starboard Value LP, a Delaware limited partnership, Starboard Value GP LLC, a Delaware limited liability company, Starboard Principal Co LP, a Delaware limited partnership, Starboard Principal Co GP LLC, a Delaware limited liability company, Jeffrey C. Smith and Peter A. Feld (collectively, "Starboard"), Gavin T. Molinelli, Armand F. Lauzon, Jr., Susan C. Schnabel and Jacques Croisetiere (collectively, the "Group"), wish to form a group for the purpose of seeking representation on the Board of Directors of the Company (the "Board") at the 2023 annual meeting of shareholders of the Company (including any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the "Annual Meeting") and for the purpose of taking all other action necessary to achieve the foregoing.

NOW, IT IS AGREED, this 15th day of December 2022 by the parties hereto:

1.   In the event that the Group becomes obligated to file a statement on Schedule 13D while this agreement (the "Agreement") is in effect, in accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Group agrees to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company. Each member of the Group shall be responsible for the accuracy and completeness of his/her/its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.

2.   So long as this agreement is in effect, each of Armand F. Lauzon, Jr., Susan C. Schnabel and Jacques Croisetiere agrees to provide Starboard advance written notice prior to effecting any purchase, sale, acquisition or disposal of any securities of the Company which he or she has, or would have, direct or indirect beneficial ownership so that Starboard has an opportunity to review the potential implications of any such transaction in the securities of the Company and pre-clear any such potential transaction in the securities of the Company by Armand F. Lauzon, Jr., Susan C. Schnabel and Jacques Croisetiere. Each of Armand F. Lauzon, Jr., Susan C. Schnabel and Jacques Croisetiere agrees that he or she shall not undertake or effect any purchase, sale, acquisition or disposal of any securities of the Company without the prior written consent of Starboard.

3.   So long as this agreement is in effect, each of the undersigned shall provide written notice to Olshan Frome Wolosky LLP ("Olshan") of (i) any of their purchases or sales of securities of the Company; or (ii) any securities of the Company over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction

4.   Each of the undersigned agrees to form the Group for the purpose of (i) soliciting proxies or written consents for the election of the persons nominated by the Group to the Board at the Annual Meeting, (ii) taking such other actions as the parties deem advisable, and (iii) taking all other action necessary or advisable to achieve the foregoing.

5.   Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master and Starboard Value LP shall have the right to pre-approve all expenses incurred in connection with the Group's activities and agree to pay directly all such pre-approved expenses on a pro rata basis between Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master and Starboard Value LP through a certain account managed by Starboard Value LP (the "Starboard Value LP Account") based on the number of Shares in the aggregate beneficially owned by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master and held in the Starboard Value LP Account on the date hereof.

6.   Each of the undersigned agrees that any SEC filing, press release or shareholders communication proposed to be made or issued by the Group or any member of the Group in connection with the Group's activities set forth in Section 4 shall be first approved by Starboard, or its representatives, which approval shall not be unreasonably withheld.

7.   The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party's right to purchase or sell securities of the Company, as he/she/it deems appropriate, in his/her/its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

8.   This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

9.   In the event of any dispute arising out of the provisions of this Agreement or their investment in the Company, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

10.   Any party hereto may terminate his/her/its obligations under this Agreement on 24 hours' written notice to all other parties, with a copy by fax to Steve Wolosky at Olshan, Fax No. (212) 451-2222.

11.   Each party acknowledges that Olshan shall act as counsel for both the Group and Starboard and its affiliates relating to their investment in the Company.

12.   Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to a Schedule 13D pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

_____

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
    its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
    its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
    its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
    its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
By: Starboard Value L LP,
    its general partner

STARBOARD VALUE L LP
By: Starboard Value R GP LLC,
    its general partner

STARBOARD X MASTER FUND LTD
By: Starboard Value LP,
    its investment manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
    its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
    its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
    its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By: /s/ Jeffrey C. Smith
       Name: Jeffrey C. Smith
       Title: Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld and Gavin T. Molinelli

/s/ Jacques Croisetiere
JACQUES CROISETIERE

/s/ Armand F. Lauzon, Jr.
ARMAND F. LAUZON, JR.

/s/ Susan C. Schnabel
SUSAN C. SCHNABEL

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
c/o Starboard Value LP
777 Third Avenue, 18th Floor
New York, New York 10017

December ___, 2022

____
____
____

Re: Rogers Corporation

Dear _______:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of Rogers Corporation (the "Company") in connection with the proxy solicitation that Starboard Value and Opportunity Master Fund Ltd and its affiliates (collectively, the "Starboard Group") is considering undertaking to nominate and elect directors at the Company's 2023 annual meeting of shareholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Starboard Group Solicitation"). Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its shareholders. This letter ("Agreement") will set forth the terms of our agreement.

The members of the Starboard Group agree to jointly and severally indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Starboard Group Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this Agreement; provided further, that upon your becoming a director of the Company, this indemnification shall not apply to any claims made against you in your capacity as a director of the Company. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys' fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Starboard Group Solicitation and any related transactions (each, a "Loss").

In the event you are notified or otherwise become aware of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Starboard Group prompt written notice (including through electronic submission) of such claim or Loss (provided that failure to promptly notify the Starboard Group shall not relieve us from any liability which we may have on account of this Agreement, except to the extent we shall have been materially prejudiced by such failure). Upon receipt of such written notice, the Starboard Group will provide you with counsel to represent you. Such counsel shall be reasonably acceptable to you. In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein. The Starboard Group may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

You hereby agree to keep confidential and not disclose to any party, without the consent of the Starboard Group, any confidential, proprietary or non-public information (collectively, "Information") of the Starboard Group or its affiliates which you have heretofore obtained or may obtain in connection with your service as a nominee hereunder. Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by the Starboard Group or its affiliates or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify the Starboard Group so that the Starboard Group or any member thereof may seek a protective order or other appropriate remedy or, in the Starboard Group's sole discretion, waive compliance with the terms of this Agreement. In the event that no such protective order or other remedy is obtained or the Starboard Group does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of the Starboard Group and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of the Starboard Group and, upon the request of a representative of the Starboard Group, all such Information shall be returned or, at the Starboard Group's option, destroyed by you, with such destruction confirmed by you to the Starboard Group in writing.

This Agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

* * *

If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP, its investment manager

By: _____
Name:
Title:

ACCEPTED AND AGREED:

_____

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
c/o Starboard Value LP
777 Third Avenue, 18th Floor
New York, New York 10017

December ___, 2022

_____
_____
_____

Dear _____:

      This letter sets forth our mutual agreement with respect to compensation to be paid to you for your agreement to be named and serve as a nominee of a group of investors (the "Starboard Group"), including Starboard Value and Opportunity Master Fund Ltd, an affiliate of Starboard Value LP, for election as a director of Rogers Corporation (the "Company") at the Company's 2023 annual meeting of shareholders including any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting").

      In consideration of your agreement to be named and serve as a nominee of the Starboard Group for election as a director of the Company at the Annual Meeting, the undersigned hereby agrees to pay you (i) $25,000 in cash upon the Starboard Group submitting a letter to the Company nominating you for election as a director of the Company (with such payment to be made as soon as reasonably practicable after you have been nominated) and (ii) $25,000 in cash upon the filing by the Starboard Group of a definitive proxy statement with the U.S. Securities and Exchange Commission relating to a solicitation of proxies in favor of your election as a director of the Company at the Annual Meeting. You hereby agree to use the after-tax proceeds from such compensation, or an equivalent amount of other funds, to acquire securities of the Company (the "Nominee Shares") at such time that you shall determine, but in any event no later than fourteen (14) days after receipt of such compensation; provided, however, in the event you are unable to transact in the securities of the Company due to possession of material non-public information or any other limitation or restriction, you shall have fourteen (14) days from the first date that you can transact in the securities of the Company to acquire such securities; provided, further, that the Starboard Group shall have the right to waive the requirement to purchase Nominee Shares at any time by providing you with prior notice of any such waiver. During the term of this letter agreement, you agree not to sell, transfer or otherwise dispose of any Nominee Shares; provided, however, in the event that the Company enters into a business combination with a third party, you may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.

      The term of this letter agreement shall commence on the date hereof and shall remain in effect until the earliest to occur of (i) the Company's appointment or nomination of you for election as a director of the Company, (ii) the date of any agreement with the Company in furtherance of your nomination or appointment as a director of the Company, (iii) the Starboard Group's withdrawal of your nomination for election as a director of the Company, and (iv) the date of the Annual Meeting.

      The validity, interpretation, construction and performance of this letter agreement shall be governed by the laws of the State of New York, without regard to its principles of conflict of laws, and by applicable laws of the United States. The parties hereto consent to the jurisdiction of the New York State and United States courts located in New York County, New York for the resolution of any disputes hereunder and agree that venue shall be proper in any such court notwithstanding any principle of forum non conveniens and that service of process on the parties hereto in any proceeding in any such court may be effected in the manner provided herein for the giving of notices. The parties hereto waive trial by jury in respect of any such proceeding.

This letter agreement shall bind and inure to the benefit of you and your heirs, successors and assigns.

This letter agreement may be executed in counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument.

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP, its investment manager

By: _____

Name:

Title:

Accepted and Agreed to:

_____

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Jeffrey C. Smith and Peter A. Feld, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of Rogers Corporation (the "Company") directly or indirectly beneficially owned by Starboard Value LP or any of its affiliates (collectively, the "Starboard Group") and (ii) any proxy solicitation of the Starboard Group to elect the Starboard Group's slate of director nominees to the board of directors of the Company at the 2023 annual meeting of shareholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1.   executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Starboard Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2.   executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3.   executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Starboard Group;

4.   performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5.   taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Starboard Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 15th day of December 2022.

/s/ Jacques Croisetiere
JACQUES CROISETIERE

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Jeffrey C. Smith and Peter A. Feld, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of Rogers Corporation (the "Company") directly or indirectly beneficially owned by Starboard Value LP or any of its affiliates (collectively, the "Starboard Group") and (ii) any proxy solicitation of the Starboard Group to elect the Starboard Group's slate of director nominees to the board of directors of the Company at the 2023 annual meeting of shareholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1. executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Starboard Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2. executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3. executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Starboard Group;

4. performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5. taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Starboard Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 15th day of December 2022.

/s/ Armand F. Lauzon, Jr.
ARMAND F. LAUZON, JR.

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Jeffrey C. Smith and Peter A. Feld, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of Rogers Corporation (the "Company") directly or indirectly beneficially owned by Starboard Value LP or any of its affiliates (collectively, the "Starboard Group") and (ii) any proxy solicitation of the Starboard Group to elect the Starboard Group's slate of director nominees to the board of directors of the Company at the 2023 annual meeting of shareholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1.   executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Starboard Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2.   executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3.   executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Starboard Group;

4.   performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5.   taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Starboard Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 15th day of December 2022.

/s/ Gavin T. Molinelli
GAVIN T. MOLINELLI

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Jeffrey C. Smith and Peter A. Feld, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of Rogers Corporation (the "Company") directly or indirectly beneficially owned by Starboard Value LP or any of its affiliates (collectively, the "Starboard Group") and (ii) any proxy solicitation of the Starboard Group to elect the Starboard Group's slate of director nominees to the board of directors of the Company at the 2023 annual meeting of shareholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1. executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Starboard Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2. executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3. executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Starboard Group;

4. performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5. taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Starboard Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 15th day of December 2022.

/s/ Susan C. Schnabel
SUSAN C. SCHNABEL